Harbor BioSciences, Inc.

4135 Eastgate Mall, Suite 400

San Diego, Ca 92691

April 9, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Nandini Acharya
Mail Stop 4720

Re:	Harbor BioSciences, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 1, 2010
File No. 001-34584

Dear	Jeffrey Riedler Nandini Acharya:

On behalf of Harbor BioSciences, Inc. (the “Company”), we hereby respond to the Staff’s comments raised in the Staff’s comment letter dated April 9, 2010 (the “Comment Letter”). For ease of reference, the Staff’s comments are reproduced below in their entirety and the Company’s response immediately follows.

1. Proposal 2 – Approval of Amendment to the Company’s Restated Certificate of Incorporation, page 13

Please revise your disclosure to include a discussion of any specific plans to issue the newly authorized shares. If you currently do not have specific plans to issue the newly authorized shares, please include a statement to that effect.

Company Response:

The Company has revised its disclosure under Proposal 2- Approval of Amendment to the Company’s Restated Certificate of Incorporation. In particular, the Company has added the following sentence to the end of the first paragraph under the heading “Purpose of the change in authorized shares” on page 13 of its Proxy Statement:

“Other than the shares of common stock currently reserved for issuance under our existing equity incentive plans and outstanding warrants, we currently do not have any plans or arrangements to issue additional shares of common stock. However, we may need to raise additional capital in the future and will consider selling additional shares of our common stock (or securities convertible or exchangeable into shares of our common stock) in public or private transactions, subject to market conditions.”

***

Securities and Exchange Commission

April 9, 2010

In connection with the Company’s response set forth above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please contact the undersigned at (858) 587-9333 ext. 413, or Michael Brown of Stradling Yocca Carlson & Rauth, our outside SEC counsel, at (858) 926-3007.

Very truly yours,

By:	/s/ Robert W. Weber
Robert W. Weber
Chief Financial Officer, Secretary

cc:	James M. Princke, Ph.D. — Harbor BioSciences, Inc.

Patrick M. Murphy — Stradling Yocca Carlson & Rauth